Delisting Determination,The Nasdaq Stock Market, LLC,
February 1, 2019, Barington/Hilco Acquisition Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Barington/Hilco Acquisition Corp. (the Company), effective at the opening of the trading session on February 11, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1) and IM-5101-2.
The Company was notified of the Staffs determination on August 23, 2018. The Company appealed the determination to a Hearing Panel. However, the Company withdrew its appeal and on October 31, 2018, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 1, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 17, 2018.